Filed by Acamar Partners Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CarLotz Inc.

Commission File No.: 001-38818

This filing relates to a proposed business combination involving Acamar Partners Acquisition Corp. and CarLotz, Inc.

The following is a transcript of an interview with Michael Bor on Yahoo! Finance Live on December 17, 2020

Zack Guzman:

Welcome back to Yahoo! Finance Live here, I want to chat auto, since that was a standout sector earlier on in the year when we saw recoveries from the earlier lockdowns. Of course, over the year it's still expected to see a drop in terms of overall auto sales versus 2019, about a 15% drop versus last year according to IHS Market. And in the latest retail sales report we did see auto sales falling 1.7% in the month of November after some steady gains.

Here to discuss those trends with us, want to bring on our next guest. Michael Bor is the CEO of CarLotz, expected to make their public debut next year here through a SPAC merger, yet another SPAC merger to discuss here. Michael, thanks for joining us. Just, I want to get your take on what you've seen in those purchases since it was kind of the main driver of the recovery earlier on. What have you seen since in where Americans are looking to put their money to work, specifically in new and used car purchases here?

Michael Bor:

Yeah, a great question. And this has been a very unusual year in car sales, obviously there was a big impact due to COVID in Q1 and Q2. We were gearing up for the best quarter we would've ever had in Q1, significant growth in January and February over last year. And then obviously there was a sharp downturn in March, and that really lasted through about May. And so, there were--due to lockdowns and you know, generally the consumer trying to figure out how exactly to transact on a car purchase during COVID, we saw significant decrease. But then it really snapped back in May and through the summer, but it's largely normalized.

And one of the things we love about the used car market is its generally remarkably steady. I mean, if you go back several decades, it's going to be, you know, high 30s, low 40 million units every single year. And the new car market obviously fluctuates dramatically in good times and bad, but the used car market is there. It's pretty steady every year, and it's actually pretty steady throughout the year except for times during the year when people find themselves a little more flush, which is, you know, generally around tax time. And so, that's typically when we see spikes.

And we've seen--you know, we saw that just get delayed from March due to COVID to really more May through the summer. Part of it was tax refund spending that was pushed back due to COVID, but also the stimulus dollars that started feeding its way through the economy really helped kind of mid-year and end of year sales. Right now, we're seeing very strong numbers for us, but not necessarily for this sector.

We are--our inventories are at historically high levels. We've got a ton of great cars, we're gaining share. You know, our profile has been raised as a part of this transaction we're doing in the public markets. And so, we're just seeing really good strength in our business, but not necessarily market related.

Akiko Fujita:

Michael, you know, with so many things that we've seen throughout this pandemic, the question is how much of this is actually going to stick. And transportation, to your point, has been a significant shift. A lot of people came out of quarantine and said, well, I want my own car now, and be able to sort of go on my own time. When you talk about the market share there, how much of the new share do you think was gained is actually a permanent shift that's likely to stick post-pandemic?

Michael Bor:

Yeah, I mean, so there are some bigger trends happening. You mentioned it, you know, people want their own car, they don't necessarily want to be sharing or riding taxis. We're also seeing a shift out of cities into the suburbs, and that also requires more personal transportation than perhaps if you're living in a densely populated area. So, I think we're generally seeing a shift to more car ownership. Generally, those are on the margin.

I mean, for us, you know, we run a different type of business. We source our vehicles from consumers; we're a consignment-based business. So, our inventory comes to us from consumers who are looking to generate more proceeds on the sale of their car, and also from businesses bringing us vehicles instead of taking them to the auction. And so, we're seeing an increase in demand for, you know, people and companies that want more value from their car, and as they learn about us, they bring us more inventory. That increased inventory is leading to higher sales, which led to, you know, our earnings release yesterday and our increase in guidance in Q4 and into 2021.

Zack Guzman:

And on that point, Michael, I mean, talk to me about what CarLotz is doing differently, because, you know, there are a lot of options now in the car space. We were talking about the exuberance in the IPO space, Vroom being one of those competitors that saw double on day one and now down 18% since they became public. So, what is CarLotz doing differently than some of these other maybe consignment-focused resellers out there in the used space?

Michael Bor:

Yeah, so there's nobody else who's doing the consignment model, we're the only ones. And that is the key differentiator on the sourcing side of our business. So, as I mentioned, you know, you, as a seller of a vehicle, as an individual, prior to CarLotz existing, your options were to trade it in, sell it to a dealer, or you could park it on the side of the road with a sign and deal on Craigslist or Facebook Marketplace, and just try to sell it yourself. So, either you were getting a low value dealing with a dealer, but it was very easy, or you were doing it yourself, perhaps getting a higher value but dealing with the hassle and risk and potential danger of dealing with strangers.

So, when we came along, we pioneered this consignment model where our sellers bring us vehicles, or we go pick them up, we professionally merchandise and market the vehicles for our sellers. And by doing so, we get them a retail price, which net of our fee nets them thousands more than they otherwise would get had they traded the car in or tried to sell it themselves.

We do that for the consumer, but we also do that for what's called the re-marketing space, which is companies that have vehicles to sell, and that's the bulk of our business. So, we work with banks, we work with fleet management companies, leasing companies, rental businesses, any corporations that have companies that they would otherwise sell at an auction. We can track the supply chain and bring those vehicles straight to the consumer. And by doing so, we're able to offer the consumer lower priced vehicles than they otherwise would get at a traditional dealer.

And so, as you compare us to a Carvana and Vroom, you know, we run a high-growth business model like they do. We run an omnichannel platform where you can transact online or in person. Where it's different is how we source our vehicles, and the fact that we're able to offer our vehicles at a lower price due to the way we source them. And that has led to a faster-growing business, very low customer acquisition costs, very high contribution margin per unit. And that's what's kind of driven us toward the public markets and growing as we will through 2021 and beyond.

Akiko Fujita:

There's certainly a lot of people in the market for a new car right now. Michael Bor, CEO of CarLotz. Good to talk to you. Thanks so much for your time.

Michael Bor:

Thanks so much.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Acamar Partners and CarLotz. Acamar Partners has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement of Acamar Partners, a preliminary prospectus of Acamar Partners and a preliminary consent solicitation statement of CarLotz, and will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus/consent solicitation statement will also be sent to the stockholders of Acamar Partners and CarLotz, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Acamar Partners and CarLotz are urged to carefully read the entire registration statement and proxy statement/prospectus/consent solicitation statement, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Acamar Partners with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Acamar Partners may be obtained free of charge from Acamar Partners at www.acamarpartners.com. Alternatively, these documents, when available, can be obtained free of charge from Acamar Partners upon written request to Acamar Partners Acquisition Corp., 1450 Brickell Avenue, Suite 2130, Miami, Florida 33131, or by calling 786-264-6680.

Participants in the Solicitation

Acamar Partners, CarLotz and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Acamar Partner in connection with the proposed merger. Information regarding Acamar Partners’ directors and executive officers is contained in Acamar Partners’ Annual Report on Form 10-K for the year ended December 31, 2019, which has been filed with the SEC and is available at the SEC website at www.sec.gov.

Additional information regarding the interests of these participants and other persons who may be deemed to be participants in the solicitation may be obtained by reading the registration statement and the proxy statement/prospectus/consent solicitation statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements include statements that are not historical facts, such as statements concerning possible or assumed future actions, business strategies, events or results of operations, including statements regarding Acamar Partners’ and CarLotz’ expectations or predictions of future financial or business performance or conditions. Forward-looking statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions.

Forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Acamar Partners’ registration statement on Form S-4 under “Risk Factors”, Acamar Partners’ Form 10-K for the year ended December 31, 2019 under “Risk Factors” in Part I, Item 1A and in Acamar Partners’ Form 10-Q for the quarterly period ended March 31, 2020, Form 10-Q for the quarterly period ended June 30, 2020 and Form 10-Q for the quarterly period ended September 30, 2020 under “Risk Factors” in Part II, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety.

In addition to risks previously disclosed in Acamar Partners’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by stockholders of Acamar Partners and CarLotz on the expected terms and schedule; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to management’s focus on the proposed transaction rather than on the ongoing business operations of CarLotz; business disruption following the transaction; risks related to Acamar Partners’ or CarLotz’ indebtedness; other consequences associated with mergers, acquisitions and legislative and regulatory actions and reforms; risks of the automotive and used vehicle industries; the potential impact of COVID-19 on the used vehicle industry and on the CarLotz business; litigation, complaints, product liability claims or adverse publicity; the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability; new entrants in the consignment-to-retail used vehicle business; technological disruptions, privacy or data breaches, the loss of data or cyberattacks; and the ability to compete successfully with new and existing market participants..

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Acamar Partners’ and CarLotz’ control. While all projections are necessarily speculative, Acamar Partners and CarLotz believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Acamar Partners and CarLotz, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Forward-looking statements speak only as of the date they are made, and Acamar Partners and CarLotz are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports that Acamar Partners has filed or will file from time to time with the SEC. Forward-looking statements are expressed in good faith, and Acamar Partners and CarLotz believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Acamar Partners and is not intended to form the basis of an investment decision in Acamar Partners. All subsequent written and oral forward-looking statements concerning Acamar Partners and CarLotz, the proposed transaction or other matters and attributable to Acamar Partners and CarLotz or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.